STATEMENT OF INVESTMENTS

Dreyfus Connecticut Intermediate Municipal Bond Fund

June 30, 2006 (Unaudited)

Long-Term Municipal Investments--101.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Connecticut--76.1%				
Bridgeport,				
GO (Insured; AMBAC)	6.00	9/1/06	50,000	50,183
Bridgeport,				
GO (Insured; AMBAC)	6.00	9/1/06	1,700,000	1,706,290
Connecticut	5.75	6/15/10	30,000 a	31,901
Connecticut	5.25	12/15/10	50,000	52,771
Connecticut	6.34	12/15/10	1,250,000 b,c	1,388,525
Connecticut	7.34	6/15/11	1,500,000 b,c	1,690,035
Connecticut	5.13	11/15/13	1,500,000	1,575,855
Connecticut				
(Insured; MBIA)	5.25	3/15/10	5,100,000	5,260,650
Connecticut				
(Insured; MBIA)	5.38	12/15/10	4,100,000	4,347,968
Connecticut				
(Insured; MBIA)	5.25	10/15/22	1,600,000	1,705,104
Connecticut,				
Airport Revenue (Bradley				
International Airport)				
(Insured; FGIC)	5.25	10/1/14	2,000,000	2,084,920
Connecticut,				
Airport Revenue (Bradley				
International Airport)				
(Insured; FGIC)	5.25	10/1/17	2,275,000	2,353,943
Connecticut,				
Special Tax Obligation				
(Transportation Infrastructure				
Purposes)	5.25	9/1/07	1,115,000	1,133,710
Connecticut,				
Special Tax Obligation				
(Transportation Infrastructure				
Purposes)	5.38	9/1/08	2,500,000	2,579,950
Connecticut,				
Special Tax Obligation				
(Transportation Infrastructure				
Purposes) (Insured; AMBAC)	5.25	7/1/19	3,000,000	3,270,660
Connecticut,				
Special Tax Obligation				
(Transportation Infrastructure				
Purposes) (Insured; FSA)	5.50	11/1/12	4,180,000	4,531,287
Connecticut,				
Special Tax Obligation				
(Transportation Infrastructure				
Purposes) (Insured; FSA)	5.38	7/1/13	1,000,000	1,071,360
Connecticut,				

Special Tax Obligation (Transportation Infrastructure Purposes) (Insured; MBIA)	5.25	9/1/07	1,360,000	1,382,970
Connecticut Clean Water Fund, Revenue (Insured; MBIA)	5.13	7/1/07	2,000,000	2,011,960
Connecticut Development Authority, First Mortgage Gross Revenue (Church Homes, Inc. Congregational Avery Heights Project)	5.70	4/1/12	1,990,000	2,026,934
Connecticut Development Authority, First Mortgage Gross Revenue (The Elim Park Baptist Home Inc. Project)	5.38	12/1/11	1,765,000	1,760,164
Connecticut Development Authority, Revenue (Duncaster Project) (Insured; Radian)	5.50	8/1/11	2,405,000	2,550,358
Connecticut Health and Educational Facilities Authority, Revenue (Children's Medical Center) (Insured; MBIA)	5.00	7/1/21	1,045,000	1,078,722
Connecticut Health and Educational Facilities Authority, Revenue (Greenwich Hospital) (Insured; MBIA)	5.75	7/1/06	1,000,000	1,000,050
Connecticut Health and Educational Facilities Authority, Revenue (Hospital for Special Care)	5.13	7/1/07	800,000	801,160
Connecticut Health and Educational Facilities Authority, Revenue (Nursing Home Program-3030 Park Fairfield Health Center)	6.25	11/1/21	2,500,000	2,564,250
Connecticut Health and Educational Facilities Authority, Revenue (Stamford Hospital) (Insured; MBIA)	5.20	7/1/07	2,210,000	2,240,476
Connecticut Health and Educational Facilities Authority, Revenue (Trinity College Issue) (Insured; MBIA)	5.00	7/1/22	1,000,000	1,034,990
Connecticut Health and Educational Facilities Authority, Revenue (University of Hartford Issue) (Insured; Radian)	5.00	7/1/17	1,220,000	1,264,225
Connecticut Health and Educational Facilities Authority, Revenue (University of Hartford Issue) (Insured; Radian)	5.50	7/1/22	2,000,000	2,130,140
Connecticut Health and Educational Facilities Authority, Revenue (University of New Haven)	6.00	7/1/06	100,000	100,005
Connecticut Health and Educational				

Facilities Authority, Revenue (University of New Haven)	6.63	7/1/06	2,000,000 a	2,040,140
Connecticut Health and Educational Facilities Authority, Revenue (Windham Community Memorial Hospital) (Insured; ACA)	5.75	7/1/11	600,000	615,846
Connecticut Higher Education Supplemental Loan Authority, Revenue (Family Education Loan Program)	5.50	11/15/08	640,000	643,942
Connecticut Higher Education Supplemental Loan Authority, Revenue (Family Education Loan Program)	5.60	11/15/09	685,000	688,617
Connecticut Higher Education Supplemental Loan Authority, Revenue (Family Education Loan Program) (Insured; AMBAC)	5.63	11/15/11	415,000	418,067
Connecticut Higher Education Supplemental Loan Authority, Senior Revenue (Connecticut Family Education Loan Program) (Insured; MBIA)	4.50	11/15/20	2,255,000	2,187,508
Connecticut Housing Finance Authority (Housing Mortgage Finance Program)	5.00	11/15/21	1,750,000 d	1,779,383
Connecticut Housing Finance Authority (Housing Mortgage Finance Program)	4.65	11/15/27	1,380,000 d	1,360,611
Connecticut Resource Recovery Authority, Revenue (American Refunding Fuel Co.)	5.50	11/15/15	3,250,000	3,316,235
Connecticut Resource Recovery Authority, Revenue (Mid-Connecticut System)	5.50	11/15/10	1,000,000 a	1,055,500
Fairfield	5.50	4/1/11	2,030,000	2,174,089
Greater New Haven Water Pollution Control Authority, Regional Wastewater System Revenue (Insured; MBIA)	5.00	11/15/23	2,655,000	2,750,341
Greater New Haven Water Pollution Control Authority, Regional Wastewater System Revenue (Insured; MBIA)	5.00	11/15/25	1,335,000	1,379,856
Greenwich Housing Authority, MFHR (Greenwich Close Apartments)	6.25	9/1/17	2,000,000	2,090,960
Hamden (Insured; MBIA)	5.25	8/15/11	265,000 a	285,296
Hamden (Insured; MBIA)	5.25	8/15/14	730,000	780,239
Hamden				

(Insured; MBIA)	5.25	8/15/14	5,000	5,397
Hartford,				
Parking System Revenue	6.40	7/1/10	1,000,000 a	1,085,840
Middletown	5.00	4/15/08	1,760,000	1,797,224
New Haven				
(Insured; FGIC)	5.25	8/1/06	1,200,000	1,201,524
New Haven,				
Air Rights Parking Facility				
Revenue (Insured; AMBAC)	5.38	12/1/11	1,165,000	1,243,952
University of Connecticut				
(Insured; FGIC)	5.75	3/1/10	1,850,000 a	1,982,423
University of Connecticut				
(Insured; FSA)	5.00	2/15/24	1,225,000	1,268,769
University of Connecticut,				
GO (Insured; FGIC)	5.00	2/15/24	2,100,000	2,182,026
Waterbury				
(Insured; FSA)	5.25	2/1/14	1,000,000	1,071,730
Waterbury,				
GO Tax Revenue (Special				
Capital Reserve Fund)				
(Insured; FSA)	5.00	4/1/13	1,000,000	1,053,160
Weston	5.25	7/15/15	1,000,000 a	1,083,380
Westport	5.00	8/15/16	1,500,000	1,595,490
Westport	5.00	8/15/17	3,470,000	3,676,569
U.S. Related--25.3%				
Children's Trust Fund of Puerto				
Rico, Tobacco Settlement				
Asset-Backed Bonds	5.75	7/1/10	1,500,000 a	1,601,070
Children's Trust Fund of Puerto				
Rico, Tobacco Settlement				
Asset-Backed Bonds	5.75	7/1/10	1,300,000 a	1,387,594
Childrens's Trust Fund of Puerto				
Rico, Tobacco Settlement				
Asset-Backed Bonds	5.75	7/1/10	4,000,000 a	4,269,520
Guam Economic Development				
Authority, Tobacco Settlement				
Asset-Backed Bonds	0/5.20	11/15/07	795,000 e	752,324
Guam Economic Development				
Authority, Tobacco Settlement				
Asset-Backed Bonds	0/5.45	11/15/07	1,445,000 e	1,360,525
Guam Economic Development				
Authority, Tobacco Settlement				
Asset-Backed Bonds	5.00	5/15/22	170,000	171,608
Guam Waterworks Authority,				
Water and Wastewater System				
Revenue	5.50	7/1/16	1,000,000	1,052,550
Puerto Rico Commonwealth				
(Public Improvement) (Insured;				
FGIC)	5.50	7/1/16	3,270,000	3,611,486
Puerto Rico Commonwealth				
(Public Improvement) (Insured;				
FSA)	5.25	7/1/12	2,600,000	2,771,210

Puerto Rico Commonwealth (Public Improvement) (Insured; MBIA)	5.25	7/1/14	1,000,000	1,076,020
Puerto Rico Electric Power Authority, Power Revenue	5.00	7/1/11	3,000,000	3,095,670
Puerto Rico Electric Power Authority, Power Revenue (Insured; MBIA)	6.13	7/1/09	4,000,000	4,248,160
Puerto Rico Government Development Bank, Senior Notes	5.00	12/1/14	2,000,000	2,060,460
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Gross Receipts Taxes Loan Note	5.63	10/1/10	820,000	841,115
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Gross Receipts Taxes Loan Note	6.38	10/1/19	3,000,000	3,268,050
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Matching Loan Notes	5.50	10/1/08	1,500,000	1,546,110

Total Investments (cost $130,794,003)		**101.4%**	**132,709,102**
Liabilities, Less Cash and Receivables		**(1.4%)**	**(1,784,194)**
Net Assets		**100.0%**	**130,924,908**

a These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b Inverse floater security--the interest rate is subject to change periodically.

c Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2006, these securities amounted to $3,078,560 or 2.4% of net assets.

d Purchased on a delayed delivery basis.

e Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.

f At June 30, 2006, 25.0% of the fund's net assets are insured by MBIA.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue

FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**RAC**	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes	**RAW**	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue	**SAAN**	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement	**SFHR**	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue	**SONYMA**	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue	**TAN**	Tax Anticipation Notes
TAW	Tax Anticipation Warrants	**TRAN**	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance		